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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                              Western Water Company
             (Exact name of registrant as specified in its charter)

                Delaware                               33-0085833
 (State of incorporation or organization)           (IRS Employer ID)

4660 La Jolla Village Drive, Suite 825, San Diego, CA          92122
     (Address of principal executive offices)               (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A(c) please check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective upon filing pursuant to General Instruction A(d) please check the following box. [X]

Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class               Name of each exchange on which
           to be so registered               each class is to be registered

                  None

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       Securities to be registered pursuant to Section 12(g) of the Act.
-------------------------------------------------------------------------------
         Right to Purchase Series E Junior Participating Preferred Stock

                                (Title of class)



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Item 1. Description of Registrant's Securities to be Registered

        On June 28, 1999, the Board of Directors of Western Water Company (the "Corporation") declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, $.001 par value (the "Common Shares"), of the Corporation and a dividend distribution to the holders of the Corporation's Series C Convertible Redeemable Preferred Stock ("Series C Preferred Stock") and the Corporation's Series D Convertible Redeemable Preferred Stock ("Series D Preferred Stock") of one Right for each Common Share into which each share of Series C Preferred Stock and Series D Preferred Stock held by each such holder is convertible. The dividend is payable to the shareholders of record on August 12, 1999 (the "Record Date"), and with respect to Common Shares or shares of Series C or Series D Preferred Stock issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Stock or shares of Series C or Series D Preferred Stock issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Corporation one one-hundredth of a share of Series E Junior Participating Preferred Stock, $.001 par value (the "Preferred Shares"), of the Corporation at a price of $25 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent") dated as of July 23, 1999.

        Initially, the Rights will be attached to all certificates representing Common Shares or shares of Series C or Series D Preferred Stock then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares or shares of Series C or Series D Preferred Stock upon the earliest to occur of (i) 10 days after a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Shares (except pursuant to a Permitted Offer or by certain persons who are excluded from the definition of Acquiring Persons, as defined in the Rights Agreement); or (ii) 10 Business Days (as defined in the Rights Agreement) (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). A person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The date that a person or group becomes an Acquiring Person is the "Shares Acquisition Date."

        Until the Distribution Date, the Rights will be transferred solely with the Common Shares or shares of Series C or Series D Preferred Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates or certificates for Series C or Series D Preferred Stock issued after the Record Date upon transfer or new issuances of Common Shares or shares of Series C or Series D Preferred Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares or shares of Series C or Series D Preferred Stock outstanding as of the Record Date, even if such notation or a copy of this Summary of Rights is not attached thereto, will also constitute the transfer of the Rights associated with the Common Shares or shares of Series C or Series D Preferred Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares or shares of Series C or Series D Preferred Stock issued after the



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Distribution Date), and such separate Right Certificates alone will evidence the
Rights.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on July 22, 2004, unless earlier redeemed by the Corporation as described below.

        In the event that any person becomes an Acquiring Person, except pursuant to a tender or exchange offer which is for all outstanding Common Shares at a price and on terms which a majority of members of the Board of Directors (who are not also officers of the Corporation or an Acquiring Person or affiliate or associate thereof) determines to be adequate and in the best interests of the Corporation and its shareholders, other than such Acquiring Person, its affiliates and associates (a "Permitted Offer"), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive upon exercise the number of Common Shares (or, in certain circumstances, one one-hundredths of a share of Preferred Shares or other securities of the Corporation) having a market value (immediately before such triggering event) equal to two times the exercise price of the Right. At such time, all Rights that are beneficially owned by the Acquiring Person or any affiliate, associate or transferee thereof will be null and void.

        In the event that, at any time following the Shares Acquisition Date,
(i) the Corporation is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately before the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Corporation's assets or earning power are sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The holder of a Right will continue to have the Flip-Over Right only to the extent that the Flip-In Right has not previously been exercised.

        The Purchase Price payable and the number of Preferred Shares, Common Shares or other securities issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price (or conversion price as the case may be), less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

        The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, before the Distribution Date.

        Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but, if greater, will be entitled to an aggregate dividend per share of 100 times



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the dividend declared per Common Share. In the event of liquidation, subject to the prior and superior rights of holders of any shares of Preferred Stock ranking prior to and superior to the Preferred Shares, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share; thereafter, and after the holders of the Common Shares receive a liquidation payment of $1.00 per share, the holders of the Preferred Shares and the holders of the Common Shares will share the remaining assets in the ratio of 1 to 1 (as adjusted) for each Preferred Share and Capital Share so held, respectively. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

        With certain exceptions, no adjustment to the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are one one-hundredth or integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Corporation, be evidenced by depositary receipts) and in lieu thereof, a payment in cash will be made based on the market price of the Preferred Shares on the last Trading Day (as defined in the Rights Agreement) before the date of exercise.

        At any time before the earlier to occur of (i) a person becoming an Acquiring Person, (ii) the expiration of the Rights, or (iii) in certain circumstances, after the Shares Acquisition Date, the Corporation may redeem all but not less than all of the Rights at a price of $.001 per Right (the "Redemption Price") which redemption shall be effective upon the action of the Board of Directors.

        All of the provisions of the Rights Agreement may be amended by the Board of Directors of the Corporation before the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights .(excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders of the Corporation, shareholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

        A copy of the Rights Agreement is available free of charge from the Corporation. This description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 2. Exhibits

        2.1 Rights Agreement, dated as of July 23, 1999, between the Registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes the Form of the Certificate of Designations of Series E Participating Preferred Stock of the Company as Exhibit A, the Form of Right Certificate as Exhibit B, and the Summary of Rights to Purchase Preferred Stock as Exhibit C.



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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        WESTERN WATER COMPANY


                                        By: /s/ RONALD I. SIMON
                                           -------------------------------------
                                           Ronald I. Simon, Executive
                                           Vice President and Chief
                                           Financial Officer


Date: August 4, 1999




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